PROSPECTUS SUPPLEMENT                       FILED PURSUANT TO RULE NO. 424(b)(3)
(To Prospectus dated March 12, 2002)                  REGISTRATION NO. 333-96069



                                 [LOGO OMITTED]





                        1,000,000,000 Depositary Receipts
                    Internet Infrastructure HOLDRS (SM) Trust

         This prospectus supplement supplements information contained in the prospectus dated March 12, 2002, relating to the sale of up to 1,000,000,000 depositary receipts by the Internet Infrastructure HOLDRS (SM) Trust.

         The share amounts specified in the table on page 13 of the base prospectus shall be replaced with the following:

                                                        Share         Primary
     Name of Company                         Ticker    Amounts    Trading Market
-------------------------------------        ------    -------    --------------
Akamai Technologies Inc.                      AKAM           3       NASDAQ
BEA Systems, Inc.                             BEAS          10       NASDAQ
BroadVision, Inc.                             BVSN           9       NASDAQ
E.piphany, Inc.                               EPNY         1.5       NASDAQ
InfoSpace, Inc.                               INSP           8       NASDAQ
Inktomi Corporation                           INKT           4       NASDAQ
InterNAP Network Services Corporation         INAP           5       NASDAQ
Kana Software, Inc.                           KANA         0.2       NASDAQ
NaviSite, Inc.                                NAVI           2       NASDAQ
Openwave Systems Inc.                         OPWV       3.221       NASDAQ
Portal Software, Inc.                         PRSF           6       NASDAQ
RealNetworks, Inc.                            RNWK           6       NASDAQ
VeriSign, Inc.                                VRSN        6.15       NASDAQ
Vignette Corporation                          VIGN           6       NASDAQ
Vitria Technology, Inc.                       VITR           4       NASDAQ


         The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

Recent Developments

         As of January 2, 2002, Standard & Poor's Corporation sector classifications are based upon the new Standard & Poor's Global Industry Classification Standard ("GICS") sectors. Standard & Poor's Corporation is an independent source of market information that, among other things, maintains the Global Industry Classification Standard, which classifies the securities of public companies into various sector classifications based upon GICS sectors, which are derived from its own criteria. The GICS classification standards were exclusively effective on January 2, 2002. There are 10 Standard & Poor's GICS sectors and each class of publicly traded securities of a company are given only one GICS sector.

         The securities included in the Internet Infrastructure HOLDRS are currently represented in the Information Technology GICS sector. The Standard & Poor's GICS sector classifications of the securities included in the Internet Infrastructure HOLDRS may change over time if the companies that issued these securities change their focus of operations or if Standard & Poor's alters the criteria it uses to determine GICS sectors, or both.

         As provided in the depositary trust agreement, in addition to the other reconstitution events described therein, if the underlying securities of an issuer cease to be outstanding as a result of a merger, consolidation, corporate combination or other event, the trustee will distribute the consideration paid by and received from the acquiring company to the beneficial owners of Internet Infrastructure HOLDRS only if the distributed securities have a different Standard & Poor's GICS sector classification than any of the underlying securities represented in the Internet Infrastructure HOLDRS at the time of the distribution or exchange or if the securities received are not listed for trading on a U.S. national securities exchange or through the Nasdaq National Market System. In any other case, the additional securities received as consideration will be deposited into the Internet Infrastructure HOLDRS trust.

         In addition, securities of a new company will be added to the Internet Infrastructure HOLDRS, as a result of a distribution of securities by an underlying issuer, where a corporate event occurs, or where the securities of an underlying issuer are exchanged for the securities of another company, unless the securities received have a Standard & Poor's GICS sector classification that is different from the GICS sector classification of any other security then included in the Internet Infrastructure HOLDRS or are not listed for trading on a U.S. national securities exchange or through the Nasdaq National Market System.


            The date of this prospectus supplement is June 30, 2002.


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